UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of June, 2021

Commission File Number: 001-15094

Mobile TeleSystems PJSC

(Translation of registrant’s name into English)

4, Marksistskaya Street
Moscow 109147
Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

MTS CEO Vyacheslav Nikolaev elected to GSMA Board

June 24, 2021

MOSCOW, Russia – Mobile TeleSystems PJSC (“MTS” or “the Company”) (NYSE: MBT, MOEX: MTSS), Russia’s largest mobile operator and a leading provider of media and digital services, announces the appointment of MTS CEO Vyacheslav Nikolaev as a member of the Board of the international GSM Association (GSMA) for 2021-2023.

The GSMA Board consists of 25 representatives of leading telecommunications companies from around the world as well as GSMA Director General Mats Granryd. Other members with seats on the board include AT&T, China Mobile, Deutsche Telekom, Orange Group, TURKCELL, and Verizon.

“We welcome the entry of Mr. Nikolaev to the GSMA Board. MTS is one of the leaders of the telecommunications industry in Russia and Vyacheslav's extensive experience and strategic vision in ecosystem development will benefit the global telecom community,” commented Mats Granryd, General Director, GSMA.

“It’s a great honor for MTS to participate in the work of the GSMA, a highly respected organization that promotes the interests of telecom operators at a global level. We are committed to sharing best practices with the world's leading telecom and IT industry players around developing advanced technologies as well as supporting a favorable regulatory environment. I also hope that MTS’s achievements in creating a digital product ecosystem beyond connectivity will be of interest to our colleagues,” said Vyacheslav Nikolaev, President & CEO, MTS.

About GSMA

The GSMA represents the interests of mobile operators worldwide, uniting more than 750 operators and nearly 400 companies in the broader mobile ecosystem, including handset and device makers, software companies, equipment providers and internet companies, as well as organisations in adjacent industry sectors.

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For further information, please contact in Moscow:

Investor Relations Department

Mobile TeleSystems PJSC

Tel: +7 495 223 2025

E-mail: ir@mts.ru

Learn more about MTS. Visit the official blog of the Investor Relations Department at www.ir.mts.ru/ir-blog

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Mobile TeleSystems PJSC (“MTS” – NYSE: MBT; MOEX: MTSS) is Russia’s largest mobile operator and a leading provider of network-native digital services. The company offers a full range of solutions for consumers and business customers across wireless and wireline connectivity; over-the-top, linear, and satellite television; digital-first banking and financial services; as well as cloud computing and IoT. By early 2021, there were more than 86 million mobile subscribers using MTS services across the company’s operations in Russia, Armenia, and Belarus, including around 78 million subscribers in Russia alone. In addition, MTS has a nationwide network of more than 5,000 owned and franchised retail outlets in Russia, and provides nearly 10 million households with broadband, TV, and/or fixed-line telephone connectivity. MTS is majority-owned by Sistema PJSFC, a publicly-traded Russian investment company. MTS’s depositary receipts are listed on the New York Stock Exchange under the ticker MBT and its shares on the Moscow Exchange under the ticker MTSS. For more information, please visit the company’s Investor Relations website at ir.mts.ru.

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Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of MTS, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify forward looking statements by terms such as “expect,” “believe,” “anticipate,” “estimate,” “intend,” “will,” “could,” “may” or “might,” and the negative of such terms or other similar expressions. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not undertake or intend to update these statements to reflect events and circumstances occurring after the date hereof or to reflect the occurrence of unanticipated events. We refer you to the documents MTS files from time to time with the U.S. Securities and Exchange Commission, specifically the Company’s most recent Form 20-F. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the severity and duration of current economic and financial conditions, including volatility in interest and exchange rates, commodity and equity prices and the value of financial assets; the impact of Russian, U.S. and other foreign government programs to restore liquidity and stimulate national and global economies, our ability to maintain our current credit rating and the impact on our funding costs and competitive position if we do not do so, strategic actions, including acquisitions and dispositions and our success in integrating acquired businesses, potential fluctuations in quarterly results, our competitive environment, dependence on new service development and tariff structures, rapid technological and market change, acquisition strategy, risks associated with telecommunications infrastructure, governmental regulation of the telecommunications industries and other risks associated with operating in Russia and the CIS, volatility of stock price, financial risk management and future growth subject to risks.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MOBILE TELESYSTEMS PJSC

By:	/s/ Vyacheslav Nikolaev
	Name:	Vyacheslav Nikolaev
	Title:	CEO

Date: June 24, 2021